UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 20, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s Annual General Meeting

Johannesburg, Friday, 20 November 2020. Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at Harmony’s electronic annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 23 October 2020, forming part of the Company’s 2020 report to shareholders and integrated annual report.

There were 603,717,794 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
1. Election of new director - Boipelo Lekubo	99,75%	0,25%	505 328 111	83,70%	0,07%
2. Re-election of director - Dr Patrice Motsepe	80,02%	19,98%	505 383 703	83,71%	0,06%
3. Re-election of director - John Wetton	99,07%	0,93%	505 291 128	83,70%	0,08%
4. Re-election of director - Joaquim Chissano	96,25%	3,75%	505 088 866	83,66%	0,11%
5. Re-election of director - Modise Motlaba	80,41%	19,59%	505 086 464	83,66%	0,11%
6. Re-election of director - Mavuso Msimang	74,68%	25,32%	505 193 637	83,68%	0,09%
7. Re-election of audit and risk committee member - Fikile De Buck	96,80%	3,20%	505 412 119	83,72%	0,06%
8. Re-election of audit and risk committee member - Karabo Nondumo	99,85%	0,15%	505 374 466	83,71%	0,06%
9. Re-election of audit and risk committee member - Dr Simo Lushaba	96,04%	3,96%	505 382 678	83,71%	0,06%
10. Re-election of audit and risk committee member - John Wetton	99,10%	0,90%	505 417 165	83,72%	0,05%
11. Re-election of audit and risk committee member - Given Sibiya	99,85%	0,15%	505 411 549	83,72%	0,06%
12. Re-appointment of external auditors - PricewaterhouseCoopers Inc.	86,58%	13,42%	505 521 094	83,73%	0,04%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
13. Approval of the remuneration policy	97,43%	2,57%	504 210 422	83,52%	0,25%
14. Approval of the implementation report	98,18%	1,82%	503 995 125	83,48%	0,29%
15. General authority to issue shares for cash	95,60%	4,40%	504 557 595	83,58%	0,20%
Special resolution
1. Pre-approval of non-executive directors’ remuneration	97,73%	2,27%	504 422 189	83,55%	0,22%

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
20 November 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 20, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director